January 8, 2016

Via EDGAR and Overnight Courier

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Form 10-Q for the Quarterly Period Ended September 30, 2015 Filed November 9, 2015 File No. 000-30141

Dear Ms. Collins:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 10, 2015 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.
We note that during your third quarter 2015 earnings call, management provides an update regarding your expectation of 2015 revenue contribution from Contact At Once! (“CAO!”), which suggests you separately monitor revenue attributable to CAO! operations. Please tell us what consideration was given to disclosing the amount of revenue attributable to CAO! operations, as well as a related discussion regarding CAO! revenue variances. We refer you to Item 303(b) of Regulation S-K and Section III.E of SEC Release 33-6835.

RESPONSE:

In response to the Staff’s comment, when management provides an update regarding revenue contribution from CAO! on its earnings calls, the Company will separately disclose CAO! revenue. However, the Company has integrated most of CAO!’s operations, including people, product and revenues, into the Company’s business segment. In future filings containing MD&A, although unlikely, if management provides an update regarding revenue contributions from CAO!, the Company will include disclosure along the lines of the following to provide enhanced analysis with respect to the factors that most significantly impacted the period-over-period changes in the Company’s revenue:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
January 8, 2016

“Our business revenue [increased] by [__]% to $[_______], for [current period] as compared to [prior period]. Of this [increase], $[______] was attributable to [an increase] in the revenue from existing customers who increased their services in the amount of $[_____], net of cancellations; revenue from new customers in the amount of $[______]; revenue from professional services in the amount of $[______]; and revenue that is variable based on interactions and usage in the amount of $[______]. Revenue attributable to CAO! operations was $[____].”

***********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions relating to the foregoing.

Very truly yours, /s/ Daniel R. Murphy Daniel R. Murphy
Chief Financial Officer